Exhibit 17

Wind River Partners, LLC

May 04, 2007

VIA FACSIMILE AND COURIER

Board of Directors
Arrow International, Inc.
2400 Bernville Road
Reading, Pennsylvania 19605

Gentlemen:

After 25 years of service on the Board of Directors of Arrow International, Inc., I serve notice that I am resigning from the Board, effective immediately.

I do not take this action lightly, but the recent conduct of the Board, which I believe has not been in the best interests of all shareholders, and which I have forcefully opposed, leaves me no choice.

For the last several months the Board, in fits and starts and in a clandestine manner led by its four founders, has been pursuing a sale strategy for the Company. This strategy, I believe, is being pursued at the wrong time, for the wrong reasons and in the wrong way. Specifically—

1.  The Board has never before seriously entertained or pursued a sale of the Company. It was only after the Robert L. McNeil, Jr. 1983 Trust, of which I am a trustee, notified the Board in August 2006 that it intended to propose a by-law placing age limits on directors, and subsequently notified the Board that it intended to nominate three candidates of its own at the 2007 annual shareholders meeting, that the Board determined to commence a sale process. I am convinced that the sale process is being pursued at this time not because the Board believes that it is in the best interests of the Company after considering the interests of all shareholders to do so, but because certain founding members of the Board do not wish to face the prospects of defeat in a fair and open election contest.

2.  As you will recall, I challenged those Board members who have most vigorously advocated the sale strategy to explain why they believed that the current time was opportune for an auction of the Company. While there is substantial promise in our Company, we continue to be in the midst of a turn-around and value building program, led by very capable and dedicated management, that I believe should be allowed to run its course before any consideration is given to strategic alternatives. The answer that I received to my inquiry was to my mind shocking. These directors candidly admitted that they were in the process of disposing of their shares over time in the market, but at a discount to what they thought the shares would fetch if the Company
1110 Maple Way, Suite G PO Box 6754 Jackson, WY 83002
307 733 8044

Board of Directors
Arrow International, Inc.
May 03, 2007

were sold as a whole. Institutional considerations — what might be best for the Company and its various constituencies, including its shareholders, its employees, the communities in which the Company is located and which it serves — did not seem to enter this self-centered calculus.

3.  On November 22, 2006, the Board caused the Company to file a Current Report on Form 8-K in which the Company announced,

“the Board of Directors of Arrow International, Inc. (the “Company”) approved the postponement of the Company’s Annual Meeting of Shareholders from Wednesday, January 17, 2007, to Thursday, April 19, 2007. The postponement was made in order to allow the Board additional time to consider a proposal that was recently made by a shareholder [the Robert L. McNeil, Jr. 1983 Trust] to nominate three persons for election to the Board of Directors of the Company at the 2007 Annual Meeting of Shareholders.”

I believe this was a disingenuous statement. No attempt was ever made to contact the three nominees of the Trust, no information was ever requested of these nominees, no schedule was ever established for their interviews. The real reason for the postponement, I believe, was to interfere with a shareholder vote in the election of directors at the 2007 annual meeting, because the directors who are the champions of the sale process face a very real prospect of defeat if the election is held. In my opinion, if there were any doubt that an undisclosed and ulterior motive underlies the November postponement of the 2007 annual meeting, the doubt was eliminated with the second postponement of the meeting to July 17, 2007 announced by the Company without explanation in its Form 8-K filing on February 26, 2007.

4.  I do not support a sale of the Company at this time. But if the Company is to be sold, it should be auctioned in a manner designed to yield the highest and best price for all shareholders. In their haste to attempt to “beat the clock” of the now twice postponed annual meeting, I believe the directors promoting the sale are not conducting a process that can reasonably be expected to achieve this result. In this regard, I note the following:

•	The Board did not undertake an interview process to select the investment banker best suited for the assignment, a near universal practice of disinterested boards and committees focused on maximizing value for shareholders. Instead, a banker was presented to the full Board as a fait accompli, selected in a backroom process to whose details I have not been privy.

•	The Board never solicited the views of management on the advisability of selling the Company or the optimum timeframe or manner for doing so. To the contrary, the Board has affirmatively excluded management from playing an active role in the sale process and has ignored management’s views.

Board of Directors
Arrow International, Inc.
May 3, 2007

•
I am a trustee of the Robert L. McNeil, Jr. Trust, a substantial holder of Company stock. I am a long time friend of Bob McNeil himself, who individually is one of the Company’s largest holders. I myself have significant holdings in the Company. If anyone on the Board has every incentive to maximize shareholder value, it is me. Yet, the directors promoting the sale of the Company have determined to exclude me from input or involvement in the process.

     For all of these reasons, I do not believe that this Board is acting in the best interests of the Company, after considering the interests of all constituencies, including the shareholders, consistent with their fiduciary duties under Pennsylvania law. I therefore feel compelled to tender my resignation as a director, after two and a half decades of service, at this time.

Very truly yours, /s/ Richard T. Niner Richard T. Niner